SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Xinyuan Real Estate Co., Ltd.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

98417P105**
(CUSIP Number)

Michael LaGatta TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares (“ADSs”), each representing two Common Shares.

CUSIP No. 98417P105	SCHEDULE 13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,130,648 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,130,648 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,648 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 165,927,616 Common Shares (as defined below) outstanding as of November 23, 2018 as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2018.

CUSIP No. 98417P105	SCHEDULE 13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,130,648 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,130,648 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,648 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 165,927,616 Common Shares outstanding as of November 23, 2018 as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2018.

CUSIP No. 98417P105	SCHEDULE 13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,130,648 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,130,648 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,648 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 165,927,616 Common Shares outstanding as of November 23, 2018 as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2018.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2013, as amended and supplemented by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on November 24, 2014, Amendment No. 3 filed on March 9, 2018 and Amendment No. 4 filed on June 7, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia VI SF”), which directly holds 7,130,648 Common Shares (the “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia VI SF, Group Advisors may be deemed to beneficially own the TPG Shares.”

Item 4.  Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following after the second paragraph under the heading “2018 ADS Sales”:

“2019 ADS Sales

On January 10, 2019, TPG Asia VI SF sold an aggregate of 800 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.55. On January 14, 2019, TPG Asia VI SF sold an aggregate of 63,050 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.557169. On January 15, 2019, TPG Asia VI SF sold an aggregate of 24,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.609121. On January 16, 2019, TPG Asia VI SF sold an aggregate of 60,600 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.693127. On January 17, 2019, TPG Asia VI SF sold an aggregate of 46,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.730035. On January 18, 2019, TPG Asia VI SF sold an aggregate of 57,806 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.747767. On January 22, 2019, TPG Asia VI SF sold an aggregate of 26,148 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.610812. On January 23, 2019, TPG Asia VI SF sold an aggregate of 29,800 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.578590. On January 24, 2019, TPG Asia VI SF sold an aggregate of 31,502 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.682298. On January 25, 2019, TPG Asia VI SF sold an aggregate of 55,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.741314. On January 28, 2019, TPG Asia VI SF sold an aggregate of 36,000 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.686821. On January 29, 2019, TPG Asia VI SF sold an aggregate of 44,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.700476. On January 30, 2019, TPG Asia VI SF sold an aggregate of 33,000 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.751273. On January 31, 2019, TPG Asia VI SF sold an aggregate of 32,024 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.769197. On February 1, 2019, TPG Asia VI SF sold an aggregate of 53,000 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.806224. On February 4, 2019, TPG Asia VI SF sold an aggregate of 30,200 Common Shares (in the form of ADSs) in open

Page 5 of 8 Pages

market sales at a weighted average price per ADS of $4.845370. On February 5, 2019, TPG Asia VI SF sold an aggregate of 39,894 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.882042. On February 6, 2019, TPG Asia VI SF sold an aggregate of 48,600 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.894794. On February 7, 2019, TPG Asia VI SF sold an aggregate of 37,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.819545. On February 8, 2019, TPG Asia VI SF sold an aggregate of 37,200 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.826709. On February 11, 2019, TPG Asia VI SF sold an aggregate of 35,400 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.915897. On February 12, 2019, TPG Asia VI SF sold an aggregate of 47,600 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.944904. On February 13, 2019, TPG Asia VI SF sold an aggregate of 42,800 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.916536. On February 14, 2019, TPG Asia VI SF sold an aggregate of 77,000 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.884494. On February 15, 2019, TPG Asia VI SF sold an aggregate of 337,748 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $4.874778. Upon the request of the Commission, the Reporting Persons will provide the Commission full information regarding the number of Common Shares sold at each separate price.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure is based on a total of 165,927,616 Common Shares outstanding as of November 23, 2018 as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 28, 2018.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own 7,130,648 Common Shares, which constitutes approximately 4.3% of the outstanding Common Shares..”

This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the 2019 ADS Sales reported herein, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares.”

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of James G. Coulter (2)

(1)	Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).
(2)	Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).
Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
Exhibit 2	Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 3	Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 4	Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 5	Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 6	Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte, Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on November 10, 2014).

Page 8 of 8 Pages